[BCE INC. LOGO]

News Release
For immediate release

BCE FILES NOTICE OF NORMAL COURSE ISSUER BID

Montréal, Québec, February 6, 2007 – BCE Inc. (TSX, NYSE: BCE) today received acceptance from the Toronto Stock Exchange of its notice of intention to make a Normal Course Issuer Bid. The filing of this notice allows BCE to purchase for cancellation up to 40,000,000 of its common shares, representing approximately five per cent of BCE’s 807,658,658 common shares outstanding as at January 31, 2007.

BCE believes this is an appropriate use of funds available and that it will be beneficial to remaining shareholders. The company is contemplating a buyback program of approximately $1.2 billion.

Purchase of the shares will be carried out through the Toronto Stock Exchange and/or the New York Stock Exchange and will be made in accordance with the by-laws and rules of such exchanges. Purchases of common shares may be made from time to time, at market prices, during the period starting February 9, 2007 and ending no later than February 8, 2008.

Pursuant to BCE’s previous normal course issuer bid, which started on February 3, 2006 and expired on February 2, 2007, BCE purchased and cancelled a total of 45,150,000 common shares, representing the total common shares targeted for repurchase under the bid, for total cash consideration of $1.24 billion.

About BCE Inc.
BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

For further information:

Pierre Leclerc	Thane Fotopoulos
Media Relations (514) 391-2007 / 1 877 391-2007 pierre.leclerc@bell.ca	Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca